                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  Aviall, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                  CUSIP NUMBER

                                    05366B102
                                 (CUSIP Number)

                                 Peter J. Clare
                                The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                 Suite 220 South
                             Washington, D.C. 20004
                                 (202) 347-2626

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            David M. McPherson, Esq.
                              Latham & Watkins LLP
                            555 Eleventh Street, N.W.
                                   Suite 1000
                             Washington, D.C. 20004
                                 (202) 637-2200


                                  May 03, 2004
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ..[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 17 Pages

                                  SCHEDULE 13D

CUSIP No.  05366B102                                          Page 2 of 17 Pages

1.      Name of Reporting Persons:

        Carlyle Partners III, L.P.

        IRS Identification Number of Above Person:

          52-2229944

2.      Check the Appropriate Box if a Member of a Group                                                    (a) [_]
                                                                                                            (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                 [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                 7,359,776
                                                                                                           ---------

8.      Shared Voting Power:                                                                                        0
                                                                                                                    -

9.      Sole Dispositive Power:                                                                            7,359,776
                                                                                                           ---------

10.     Shared Dispositive Power:                                                                                   0
                                                                                                                    -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                      7,359,776
                                                                                                           ---------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

13.     Percent of Class Represented by Amount in Row (11):                                                    22.7%
                                                                                                               -----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 3 of 17 Pages

1.      Name of Reporting Persons:

        CP III Coinvestment, L.P.

        IRS Identification Number of Above Person:

          54-1970037

2.      Check the Appropriate Box if a Member of a Group                                                    (a) [_]
                                                                                                            (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                 [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                 620,722
                                                                                                           -------

8.      Shared Voting Power:                                                                                     0
                                                                                                                 -

9.      Sole Dispositive Power:                                                                            620,722
                                                                                                           -------

10.     Shared Dispositive Power:                                                                                0
                                                                                                                 -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                      620,722
                                                                                                           -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                    1.9%
                                                                                                               ----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 4 of 17 Pages

1.      Name of Reporting Persons:

        Carlyle High Yield Partners, L.P.

        IRS Identification Number of Above Person:

         52-2175223

2.      Check the Appropriate Box if a Member of a Group                                                      (a) [_]
                                                                                                              (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                   [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  692,125
                                                                                                            -------

8.      Shared Voting Power:                                                                                       0
                                                                                                                   -

9.      Sole Dispositive Power:                                                                             692,125
                                                                                                            -------

10.     Shared Dispositive Power:                                                                                  0
                                                                                                                   -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       692,125
                                                                                                            -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                     2.1%
                                                                                                                ----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 5 of 17 Pages

1.      Name of Reporting Persons:

        Carlyle-Aviall Partners II, L.P.

        IRS Identification Number of Above Person:

         N/A

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  190,755
                                                                                                            -------

8.      Shared Voting Power:                                                                                       0
                                                                                                                   -

9.      Sole Dispositive Power:                                                                             190,755
                                                                                                            -------

10.     Shared Dispositive Power:                                                                                  0
                                                                                                                   -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       190,755
                                                                                                            -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                     0.6%
                                                                                                                ----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 6 of 17 Pages

1.      Name of Reporting Persons:

        TC Group III, L.P.

        IRS Identification Number of Above Person:

         52-2287893

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                   8,171,253
                                                                                                            ----------

8.      Shared Voting Power:                                                                                         0
                                                                                                                     -

9.      Sole Dispositive Power:                                                                              8,171,253
                                                                                                            ----------

10.     Shared Dispositive Power:                                                                                    0
                                                                                                                     -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                        8,171,253
                                                                                                            ----------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                       25.2%
                                                                                                                 -----

14.     Type of Reporting Person:

        PN

                                  SCHEDULE 13D
CUSIP No. 05366B102                                           Page 7 of 17 Pages

1.      Name of Reporting Persons:

        TC Group III, L.L.C.

        IRS Identification Number of Above Person:

         N/A

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  8,171,253
                                                                                                           ----------

8.      Shared Voting Power:                                                                                        0
                                                                                                                    -

9.      Sole Dispositive Power:                                                                             8,171,253
                                                                                                           ----------

10.     Shared Dispositive Power:                                                                                   0
                                                                                                                    -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       8,171,253
                                                                                                           ----------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                      25.2%
                                                                                                                -----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D
CUSIP No. 05366B102                                           Page 8 of 17 Pages

1.      Name of Reporting Persons:

        TCG High Yield, L.L.C.

        IRS Identification Number of Above Person:

         52-2175223

2.      Check the Appropriate Box if a Member of a Group                                                      (a) [_]
                                                                                                              (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                   [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  692,125
                                                                                                            -------

8.      Shared Voting Power:                                                                                       0
                                                                                                                   -

9.      Sole Dispositive Power:                                                                             692,125
                                                                                                            -------

10.     Shared Dispositive Power:                                                                                  0
                                                                                                                   -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       692,125
                                                                                                            -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                    2.1%
                                                                                                               ----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D

CUSIP No. 05366B102                                           Page 9 of 17 Pages

1.      Name of Reporting Persons:

        TCG High Yield Holdings, L.L.C.

        IRS Identification Number of Above Person:

         N/A

2.      Check the Appropriate Box if a Member of a Group                                                      (a) [_]
                                                                                                              (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                   [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                  692,125
                                                                                                            -------

8.      Shared Voting Power:                                                                                       0
                                                                                                                   -

9.      Sole Dispositive Power:                                                                             692,125
                                                                                                            -------

10.     Shared Dispositive Power:                                                                                  0
                                                                                                                   -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                       692,125
                                                                                                            -------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                    2.1%
                                                                                                               ----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 10 of 17 Pages

1.      Name of Reporting Persons:

        TC Group, L.L.C.

        IRS Identification Number of Above Person:

        54-1686957

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                   8,863,378
                                                                                                            ----------

8.      Shared Voting Power:                                                                                         0
                                                                                                                     -

9.      Sole Dispositive Power:                                                                              8,863,378
                                                                                                            ----------

10.     Shared Dispositive Power:                                                                                    0
                                                                                                                     -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                        8,863,378
                                                                                                            ----------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                       27.3%
                                                                                                                 -----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 11 of 17 Pages

1.      Name of Reporting Persons:

        TCG Holdings, L.L.C.

        IRS Identification Number of Above Person:

        54-1686011

2.      Check the Appropriate Box if a Member of a Group                                                       (a) [_]
                                                                                                               (b) [X]

3.      SEC Use Only

4.      Source of Funds

        Not Applicable

5.      Check Box if Disclosure of Legal Proceedings is

        Required Pursuant to Items 2(d) or 2(e)                                                                    [_]

6.      Citizenship or Place of Organization

        Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

7.      Sole Voting Power:                                                                                   8,863,378
                                                                                                            ----------

8.      Shared Voting Power:                                                                                         0
                                                                                                                     -

9.      Sole Dispositive Power:                                                                              8,863,378
                                                                                                            ----------

10.     Shared Dispositive Power:                                                                                    0
                                                                                                                     -

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:                                        8,863,378
                                                                                                            ----------

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

13.     Percent of Class Represented by Amount in Row (11):                                                       27.3%
                                                                                                                 -----

14.     Type of Reporting Person:

        OO (Limited Liability Company)

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 12 of 17 Pages

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Aviall, Inc., a Delaware corporation ("Aviall" or the "Issuer"). The principal executive offices of Aviall are located at 2750 Regent Blvd., DFW Airport, Texas 75261.

Item 2. Identity and Background.

      (a) - (c), (f). The names of the persons filing this Schedule are: (i) Carlyle Partners III, L.P., a Delaware limited partnership ("CPIII"); (ii) CP III Coinvestment, L.P., a Delaware limited partnership ("Coinvestment"); (iii) Carlyle High Yield Partners, L.P., a Delaware limited partnership ("CHYP"); (iv) Carlyle-Aviall Partners II, L.P., a Delaware limited partnership ("CAP" and, together with CPIII, Coinvestment and CHYP, the "Sellers"); (v) TC Group III, L.P., a Delaware limited partnership ("TCLP"); (vi) TC Group III, L.L.C., a Delaware limited liability company ("TCLLC"); (vii) TCG High Yield, L.L.C., a Delaware limited liability company ("TCG High Yield"); (viii) TCG High Yield Holdings, L.L.C., a Delaware limited liability company ("TCG High Yield Holdings"); (ix) TC Group, L.L.C., a Delaware limited liability company ("TC Group"); and (x) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG Holdings" and together with the Sellers, TCLP, TCLLC, TCG High Yield, TCG High Yield Holdings and TC Group, the "Reporting Persons").

      TCLP is the sole general partner of CPIII, Coinvestment and CAP. TCLLC is the sole general partner of TCLP. TCG High Yield is the sole general partner of CHYP. TCG High Yield Holdings is the sole managing member of TCG High Yield. TC Group is the sole managing member of TCLLC and TCG High Yield Holdings. TCG Holdings is the sole managing member of TC Group. Accordingly, (i) TCLP and TCLLC each may be deemed to be a beneficial owner of shares of Common Stock owned of record by each of CPIII, Coinvestment and CAP; (ii) TCG High Yield and TCG High Yield Holdings each may be deemed to be a beneficial owner of shares of Common Stock owned of record by CHYP and (iii) TC Group and TCG Holdings each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by each of the Sellers.

      William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are managing members (the "TCG Holdings Managing Members") of TCG Holdings and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings. Such individuals expressly disclaim any such beneficial ownership. Each of the TCG Holdings Managing Members is a citizen and resident of the United States.

      The principal business and principal office address of CPIII, Coinvestment, CAP, TCLP, TCLLC, TC Group, TCG Holdings, the TCG Managing Members and the Carlyle Officers is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505. The principal business and principal office address of CHYP, TCG High Yield and TCG High Yield Holdings is c/o The Carlyle Group, 520 Madison Avenue, 41st Floor, New York, New York 10022.

      (d) and (e). To the best knowledge of the Reporting Persons, none of the entitles or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 13 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of the Transaction.

      On May 3, 2004, the Sellers sold an aggregate 2,500,000 shares of Common Stock at $16.725 per share pursuant to an underwriting agreement and prospectus supplement dated April 28, 2004, among Aviall, Wachovia Securities, Inc. and the Sellers. Wachovia Securities, Inc., as underwriter, has a 30-day option to purchase a maximum of 375,000 additional shares to cover over-allotments of shares.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 14 of 17 Pages

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Persons beneficially own 8,863,378 shares of Common Stock, representing approximately 27.3% of the outstanding Common Stock of the Issuer. The shares of Common Stock beneficially owned by the Reporting Persons include 262,500 shares that may be acquired by CHYP upon exercise of a warrant. See also the information contained on the cover pages to this Schedule 13D, which is incorporated by reference.

      (b) See the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

      (c) The response to Item 4 is incorporated herein by reference.

      (d) The response to Item 4 is incorporated herein by reference.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

      The response to Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

      Not applicable.

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 15 of 17 Pages


After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2004
                       CARLYLE PARTNERS III, L.P.

                                By:  TC Group III, L.P., its General Partner

                                By:  TC Group III, L.L.C., its General Partner

                                By:  TC Group, L.L.C., its Managing Member

                                By:  TCG Holdings, L.L.C., its Managing Member

                                By:  /s/ Peter J. Clare
                                     ---------------------------------------
                                Name: Peter J. Clare
                                Title:  Managing Director

                       CP III COINVESTMENT, L.P.

                                By:   TC Group III, L.P., its General Partner

                                By:   TC Group III, L.L.C., its General Partner

                                By:   TC Group, L.L.C., its Managing Member

                                By:   TCG Holdings, L.L.C., its Managing Member

                                By:   /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                       CARLYLE HIGH YIELD PARTNERS, L.P.

                                By:  TCG High Yield, L.L.C., its General Partner

                                By:  TCG High Yield Holdings, L.L.C., its
                                     Managing Member

                                By:  TC Group, L.L.C., its Managing Member

                                By:  TCG Holdings, L.L.C., its Managing Member

                                By:  /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 16 of 17 Pages


                       CARLYLE-AVIALL PARTNERS II, L.P.

                                By:  TC Group III, L.P., its General Partner

                                By:  TC Group III, L.L.C., its General Partner

                                By:  TC Group, L.L.C., its Managing Member

                                By:  TCG Holdings, L.L.C., its Managing Member

                                By:  /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                       TC GROUP III, L.P.

                                By:   TC Group III, L.L.C., its General Partner

                                By:   TC Group, L.L.C., its Managing Member

                                By:   TCG Holdings, L.L.C., its Managing Member

                                By:   /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                       TC GROUP III, L.L.C.

                                By:    TC Group, L.L.C., its Managing Member

                                By:    TCG Holdings, L.L.C., its Managing Member

                                By:    /s/ Peter J. Clare
                                     ---------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                       TCG HIGH YIELD, L.L.C.

                                By:    TCG High Yield Holdings, L.L.C., its
                                       Managing Member

                                By:    TC Group, L.L.C., its Managing Member

                                By:    TCG Holdings, L.L.C., its Managing Member

                                By:    /s/ Peter J. Clare
                                      -----------------------------------------
                                Name:  Peter J. Clare
                                Title:  Managing Director

                                  SCHEDULE 13D

CUSIP No. 05366B102                                          Page 17 of 17 Pages


                               TCG HIGH YIELD HOLDINGS, L.L.C.

                                        By:   TC Group, L.L.C., its Managing
                                              Member

                                        By:   TCG Holdings, L.L.C., its Managing
                                              Member

                                        By:   /s/ Peter J. Clare
                                              ----------------------------------
                                        Name:  Peter J. Clare
                                        Title:  Managing Director

                               TC GROUP, L.L.C.

                                        By:  TCG Holdings, L.L.C., its Managing
                                             Member

                                        By:  /s/ Peter J. Clare
                                             -----------------------------------
                                        Name:  Peter J. Clare
                                        Title:  Managing Director

                               TCG HOLDINGS, L.L.C.

                                        By:  /s/ Peter J. Clare
                                             -----------------------------------
                                        Name:  Peter J. Clare
                                        Title:  Managing Director